January 7, 2010

Mr. Guy Robert Whittaker
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn, P.O. Box 1000
Edinburgh, Scotland EH12 1HQ

  Re: The Royal Bank of Scotland Group plc
    Form 20-F for Fiscal Period Ended December 31, 2008
    Forms 6-K filed August 7, 2009
    File No. 001-10306

Dear Mr. Whittaker:

   We have completed our review of your Form 20-F for Fiscal Year Ended December 31, 2008 and Form 6-K filed August 7, 2009 and have no further comments at this time.

            Sincerely,

            Kevin W. Vaughn
            Branch Chief